UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Frazier Lifesciences Acquisition Corporation
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G3710A105
(CUSIP Number)

Two Union Square
601 Union St., Suite 3200
Seattle, WA 98101
Tel: +1 (206) 621-7200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2022
(Date of Event which Requires Filing of this Statement)

If the filing persons have previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G3710A105	Schedule 13D	Page 2 of 17
1	NAMES OF REPORTING PERSONS
Viking Global Investors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,671,462 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,671,462 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,671,462 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.67% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.	See Item 5.

CUSIP No.: G3710A105	Schedule 13D	Page 3 of 17
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Parent GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,671,462 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,671,462 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,671,462 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.67% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	See Item 5.

CUSIP No.: G3710A105	Schedule 13D	Page 4 of 17
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,459,880 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,459,880 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,459,880 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.20% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	See Item 5.

CUSIP No.: G3710A105	Schedule 13D	Page 5 of 17
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Portfolio GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,459,880 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,459,880 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,459,880 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.20% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	See Item 5.

CUSIP No.: G3710A105	Schedule 13D	Page 6 of 17
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Illiquid Investments Sub-Master LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,459,880 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,459,880 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,459,880 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.20% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.	See Item 5.

CUSIP No.: G3710A105	Schedule 13D	Page 7 of 17
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Drawdown GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,211,582 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,211,582 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,211,582 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.47% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	See Item 5.

CUSIP No.: G3710A105	Schedule 13D	Page 8 of 17
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Drawdown Portfolio GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,211,582 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,211,582 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,211,582 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.47% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	See Item 5.

CUSIP No.: G3710A105	Schedule 13D	Page 9 of 17
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Drawdown (Aggregator) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,211,582 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,211,582 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,211,582 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.47% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	See Item 5.

CUSIP No.: G3710A105	Schedule 13D	Page 10 of 17
1	NAMES OF REPORTING PERSONS
O. Andreas Halvorsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,671,462 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,671,462 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,671,462 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.67% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	See Item 5.

CUSIP No.: G3710A105	Schedule 13D	Page 11 of 17
1	NAMES OF REPORTING PERSONS
David C. Ott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,671,462 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,671,462 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,671,462 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.67% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	See Item 5.

CUSIP No.: G3710A105	Schedule 13D	Page 12 of 17
1	NAMES OF REPORTING PERSONS
Rose S. Shabet

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,671,462 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,671,462 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,671,462 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.67% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	See Item 5.

CUSIP No.: G3710A105	Schedule 13D	Page 13 of 17
Item 1.	Security and Issuer

This Schedule 13D relates to the Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Frazier Lifesciences Acquisition Corporation, a Cayman Islands exempted company (the “Issuer”). The Issuer’s principal executive offices are located at Two Union Square, 601 Union St., Suite 3200, Seattle, WA 98101.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed jointly by each of the following persons (collectively, the “Reporting Persons”):

i.	Viking Global Investors LP (“VGI”), a Delaware limited partnership;
ii.	Viking Global Opportunities Parent GP LLC (“Opportunities Parent”), a Delaware limited liability company;
iii.	Viking Global Opportunities GP LLC (“Opportunities GP”), a Delaware limited liability company;
iv.	Viking Global Opportunities Portfolio GP LLC (“Opportunities Portfolio GP”), a Delaware limited liability company;
v.	Viking Global Opportunities Illiquid Investments Sub-Master LP (“VGOP”), a Cayman Islands limited partnership;
vi.	Viking Global Opportunities Drawdown GP LLC (“VGOD GP”), a Delaware limited liability company;
vii.	Viking Global Opportunities Drawdown Portfolio GP LLC (“VGOD Portfolio GP”), a Delaware limited liability company;
viii.	Viking Global Opportunities Drawdown (Aggregator) LP (“VGOD”), a Cayman Islands limited partnership; and
ix.	O. Andreas Halvorsen, a citizen of Norway, and David C. Ott and Rose S. Shabet, citizens of the United States (collectively, the “Reporting Persons”).

The principal business address of each Reporting Person is 55 Railroad Avenue, Greenwich, Connecticut 06830.

This Schedule 13D relates to the Ordinary Shares held directly by VGOP and VGOD, each of whose principal business is to engage in making investments in securities of public and private companies. The principal business of VGI is to provide managerial services to related entities engaged in making or recommending investments in securities of public and private companies. The principal business of each of Opportunities Parent, Opportunities GP, Opportunities Portfolio GP, VGOD GP and VGOD Portfolio GP is to serve as the sole member or general partner of related entities engaged in making or recommending investments in securities of public and private companies. The present principal occupation of Mr. Halvorsen is Chief Executive Officer of VGI. The present principal occupation of Mr. Ott is Advisory Director of VGI. The present principal occupation of Ms. Shabet is Chief Operating Officer of VGI.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as Exhibit 1.

(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Ordinary Shares reported herein were acquired using the working capital of each of VGOP and VGOD as well as, in the case of VGOD, using funds borrowing under an existing capital call bridge lending facility.  In addition, to the extent the Ordinary Shares are held in margin accounts, such Ordinary Shares will be pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Because other securities may also be held in such margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Ordinary Shares reported herein.  A total of approximately $37,081,766.20, including commissions, was paid to acquire the Ordinary Shares reported herein.

CUSIP No.: G3710A105	Schedule 13D	Page 14 of 17
Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired the Ordinary Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business. The Reporting Persons are filing this Schedule 13D solely as a result of their beneficial ownership of Ordinary Shares surpassing 20%, thereby making them ineligible for Schedule 13G under Rule 13d-1(c) under the Act. The Reporting Persons currently are subject to a “cooling-off” period under Rule 13d-1(f)(2) under the Act, which ends at the expiration of the tenth day from the date of the filing of this Schedule 13D.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors (such as the expiration of the cooling-off period and the availability of Ordinary Shares in the market): (i) purchase additional Ordinary Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Ordinary Shares, options or other securities now beneficially owned or hereafter acquired by them; (iii) enter into hedging transactions with respect to the Ordinary Shares, options or other securities of the Issuer now beneficially owned or hereafter acquired by them; and (iv) engage in such other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, each of VGI, Opportunities Parent, Mr. Halvorsen, Mr. Ott and Ms. Shabet may be deemed the beneficial owner of 3,671,462 Ordinary Shares, which represents approximately 25.67% of the outstanding Ordinary Shares. This amount consists of 2,459,880 Ordinary Shares directly and beneficially owned by VGOP and 1,211,582 Ordinary Shares directly and beneficially owned by VGOD.

CUSIP No.: G3710A105	Schedule 13D	Page 15 of 17
As of the date hereof, each of Opportunities GP, Opportunities Portfolio GP and VGOP may be deemed the beneficial owner of 2,459,880 Ordinary Shares, which represents approximately 17.20% of the outstanding Ordinary Shares. This amount entirely consists of 2,459,880 Ordinary Shares directly and beneficially owned by VGOP.

As of the date hereof, each of VGOD GP, VGOD Portfolio GP and VGOD may be deemed the beneficial owner of 1,211,582 Ordinary Shares, which represents approximately 8.47% of the outstanding Ordinary Shares. This amount entirely consists of 1,211,582 Ordinary Shares directly and beneficially owned by VGOD.

The foregoing beneficial ownership percentages are based on 14,301,000 Ordinary Shares outstanding as of June 30, 2022, as reported by the Issuer in its definitive proxy statement on 14A, filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 18, 2022.

(b) VGI, Opportunities Parent, Mr. Halvorsen, Mr. Ott and Ms. Shabet have shared voting power and shared dispositive power with regard to the 2,459,880 Ordinary Shares held directly by VGOP and the 1,211,582 Ordinary Shares held directly by VGOD.  Opportunities GP, Opportunities Portfolio GP and VGOP have shared voting power and shared dispositive power with regard to the 2,459,880 Ordinary Shares held directly by VGOP. VGOD GP, VGOD Portfolio GP and VGOD have shared voting power and shared dispositive power with regard to the 1,211,582 Ordinary Shares held directly by VGOD.

(c) On November 1, 2022, VGOP purchased 1,892,348 Ordinary Shares, and VGOD purchased 932,052 Ordinary Shares, each in the open market through a broker, at a volume-weighted average price of $10.07999.  600 Ordinary Shares were purchased at prices ranging from $10.03 to $10.07, inclusive, and then 2,823,800 Ordinary Shares were purchased at $10.08.  On November 2, 2022, VGOP and VGOD purchased, in the aggregate in a single transaction, 847,062 Ordinary Shares in the open market through a broker, at a price of $10.08, 567,532 of which were purchased by VGOP and 279,530 of which were purchased by VGOD.

The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Item 5(c).

Other than as set forth herein, no transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as Exhibit 1.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement

CUSIP No.: G3710A105	Schedule 13D	Page 16 of 17
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

November 3, 2022

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).